UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
ONESUBSEA LLC RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule

OneSubsea LLC Retirement Savings Plan
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

OneSubsea LLC Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the year ended December 31, 2014

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and OneSubsea Benefits Committee
OneSubsea LLC Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of OneSubsea LLC Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The schedule of assets (held at end of year) is the responsibility of the Plan's management.  Our audit procedures included determining whether the schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule of assets (held at end of year).  In forming our opinion on the schedule of assets (held at end of year), we evaluated whether the schedule of assets (held at end of year), including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Doeren Mayhew

Houston, Texas
June 25, 2015

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OneSubsea LLC Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013

Assets:
Net unsettled sales of investments	$-	$83,402
Notes receivable from Plan participants	2,301,551	2,356,465
Investments, at fair value	122,381,961	116,047,221
Net assets reflecting all investments at fair value	124,683,512	118,487,088

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(178,905)	(146,534)

Net assets available for benefits	$124,504,607	$118,340,554

The accompanying notes are an integral part of these statements.

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OneSubsea LLC Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions:
Employer contributions	$8,641,141
Employee contributions	7,881,558
Rollover contributions	821,842
Interest on notes receivable from Plan participants	117,519
Net depreciation in fair value of investments	(779,279)
Dividends	3,566,467
Transfers in from qualified plan	2,110,619
Total additions	22,359,867

Deductions:
Administrative fees	253,504
Benefits paid to participants	8,081,576
Transfers out to qualified plan	7,860,734
Total deductions	16,195,814

Net increase in net assets available for benefits	6,164,053

Net assets available for benefits at: Beginning of year	118,340,554
End of year	$124,504,607

The accompanying notes are an integral part of these statements.

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OneSubsea LLC Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

OnsSubsea LLC Retirement Savings Plan (the "Plan"), was formed for the benefit of the employees of OneSubsea LLC (the "Company" or "Plan Sponsor"), a joint venture managed by Cameron International Corporation ("Cameron").  For the year-ended December 31, 2014, movement of employees between Cameron and OneSubsea resulted in $2,110,619 of transfers into the Plan from the Cameron Plan and transfers of $7,860,734 out of the Plan into the Cameron Plan.

The Plan is a contributory, defined contribution plan with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code ("IRC"). All employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan participants can elect to make pretax contributions to the Plan of 1% to 50% of their compensation each payroll period not to exceed the annual limit specified by section 402(g) of the IRC.  Eligible employees initially employed or reemployed by the Company on or after September 30, 2013 are deemed to have elected to defer an amount equal to 6% of their compensation effective as of the first day of employment, subject to future change.  The Company matches 100% of the employee contributions up to a maximum of 6% and provides an additional nondiscretionary retirement contribution equal to 3% of each eligible employee's pay.

Participants are 100% vested in the Company's matching contributions.  Retirement and profit sharing contributions become 100% vested upon completion of three years of service. Contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company.  In 2014, forfeited nonvested accounts totaling $122,472 were used to reduce employer contributions.

Participants who attain age 50 during the Plan year and who have made the maximum permitted contributions to the Plan for such Plan year may also make additional "catch-up contributions" limited to a specified amount each year.  Catch-up contributions are 100% vested. There is no matching contribution made for catch-up contributions.

Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan from the Plan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan as determined by the Company in the year of issuance.  Loans may be made for up to five years, unless the loan is for the purchase of a primary residence, in which case the loan may extend for up to ten years from issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their retirement and profit sharing contributions.

More detailed information about the Plan, including the funding, vesting, benefit and withdrawal provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's corporate office.

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2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Employer matching, retirement and profit sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Purchases and sales of securities are recorded on a trade-date basis.

Dividends are recorded as of the ex-dividend date.

Benefit payments to participants are recorded upon distribution.

Administrative expenses are expensed as incurred and paid by the Plan.

Notes receivable from Plan participants consist of monies borrowed by participants from their own account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections. Notes receivable from Plan participants are reported at their current outstanding principal balance, which approximates fair value.

Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2014:

	Level 1	Level 2	Total

Mutual funds:
U.S. equity funds	$42,654,166	$–	$42,654,166
Non-U.S. equity funds	7,948,436	–	7,948,436
U.S. bond funds	9,220,820	–	9,220,820
Non-U.S. bond fund	352,425	–	352,425
Blended equity and bond funds	32,008,848	–	32,008,848
Common stocks	17,855,731	–	17,855,731
Collective trusts:
Money market fund	–	12,341,535	12,341,535
Investments, at fair value:	$110,040,426	$12,341,535	$122,381,961

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013:

	Level 1	Level 2	Total

Mutual funds:
U.S. equity funds	$40,158,592	$–	$40,158,592
Non-U.S. equity funds	7,887,218	–	7,887,218
U.S. bond funds	9,613,085	–	9,613,085
Non-U.S. bond fund	292,106	–	292,106
Blended equity and bond funds	24,489,545	–	24,489,545
Common stocks	23,121,361	–	23,121,361
Collective trusts:
Money market fund	–	10,485,314	10,485,314
Investments, at fair value:	$105,561,907	$10,485,314	$116,047,221

There were no transfers between levels in the fair value hierarchy during 2014 or 2013.

Risks and Uncertainties

The Plan provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Investments

The following investments represent 5% or more of the Plan's net assets as of December 31, 2014:

Cameron International Common Stock	$17,855,731
American Funds Washington Mutual Fund R6	11,720,668
T. Rowe Price Stable Value Fund	12,162,630
Vanguard LifeStrategy Growth Fund	11,441,021
Vanguard Total Bond Market Index Institutional Plus	8,570,967
American Funds AMCAP R6	8,781,615
Vanguard LifeStrategy Moderate Growth Fund	12,925,846
Vanguard Small-Cap Value Index Institutional	7,901,252
Vanguard Small-Cap Growth Index Institutional	6,777,861
Vanguard Total Stock Market Index	7,472,770

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The following investments represent 5% or more of the Plan's net assets as of December 31, 2013:

Cameron International Common Stock	$23,121,361
American Funds Washington Mutual Fund R6	11,690,486
T. Rowe Price Stable Value Fund	10,485,314
Vanguard LifeStrategy Growth Fund	8,028,748
Vanguard Total Bond Market Index Institutional Plus	8,852,923
American Funds AMCAP R6	8,552,017
Vanguard LifeStrategy Moderate Growth Fund	9,816,821
Vanguard Small-Cap Value Index Institutional	7,525,485
Vanguard Small-Cap Growth Index Institutional	6,667,707
American Funds Euro Pacific Growth Fund R6	6,236,357

The following table presents the net appreciation (depreciation) of Plan investments for the year ended December 31, 2014, by investment type:

Mutual funds	$4,742,177
Cameron International Common Stock	(5,521,456)
$(779,279)

4. Income Tax Status

The Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  A letter of determination was filed on January 30, 2015 seeking exemption from taxation and has not received a response to date.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified.  Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there have been no audits to date.

5. Subsequent Events

The Plan Sponsor has evaluated subsequent events through June 25, 2015, which is the date these financial statements were filed with U.S. Securities and Exchange Commission.

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6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the respective Forms 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$124,504,607	$118,340,554
Adjustment from contract value to fair value	178,905	146,534
Net assets available for benefits per Form 5500	$124,683,512	$118,487,088

The following is a reconciliation of the net depreciation in fair value of investments per the financial statements for the year ended December 31, 2014 to the respective Forms 5500:

Net depreciation in fair value of investments per the financial statements	$(779,279)
Adjustment from contract value to fair value at December 31, 2013	(146,534)
Adjustment from contract value to fair value at December 31, 2014	178,905
Net depreciation in fair value of investments per Form 5500	$(746,908)

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Supplemental Schedule
OneSubsea LLC Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 32-0401809 PN: 001

December 31, 2014

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation	Common Stock	$17,855,731

*T. Rowe Price	Stable Value Fund	12,162,630
American Century	Instl-Adj Bond Fund	649,853
American Funds	AMCAP R6	8,781,615
American Funds	Capital World Bond Fund R6	352,425
American Funds	Euro Pacific Growth Fund R6	5,980,988
American Funds	Washington Mutual Fund R6	11,720,668
Dimensional Group	DFA Emerging Markets Portfolio	1,167,808
Vanguard	LifeStrategy Conservative Growth Fund	5,817,353
Vanguard	LifeStrategy Growth Fund	11,441,021
Vanguard	LifeStrategy Income Fund	1,824,628
Vanguard	LifeStrategy Moderate Growth Fund	12,925,846
Vanguard	Small-Cap Growth Index Institutional	6,777,861
Vanguard	Small-Cap Value Index Institutional	7,901,252
Vanguard	Total Bond Market Index Fund Institutional Plus	8,570,967
Vanguard	Total Int'l Stock Index Institutional	799,640
Vanguard	Total Stock Market Index Fund	7,472,770

*Notes receivable from participants	Interest rates ranging from 5.25% to 6.57% with varying maturity dates	2,301,551
		$124,504,607

*Party-in-interest

 Cost information is not required as these assets are participant directed.

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SIGNATURE

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the OneSubsea Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ONESUBSEA LLC
RETIREMENT SAVINGS PLAN

/s/ Judy Bircher
By:  Judy Bircher
Delegate of the OneSubsea Benefits Committee

Date: June 25, 2015

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EXHIBIT INDEX

Exhibit Number	Description

23.1
Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 333-189589) on Form S-8 of Cameron International Corporation of its report dated June 25, 2015, with respect to the audited financial statements of the OneSubsea LLC Retirement Savings Plan as of December 31, 2014 and 2013.